Schweitzer-Mauduit International, Inc.
100 North Point Center East
Suite 600
Alpharetta, Georgia 30022-8246

March 1, 2013

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Schweitzer-Mauduit International, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 1, 2013. This disclosure can be found in Item 1A of the Annual Report on Form 10-K.

Sincerely,

Schweitzer-Mauduit International, Inc.

By: /s/ John W. Rumely, Jr.
Name: John W. Rumely, Jr.
Title: General Counsel and Secretary